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                                                              Filed by AT&T Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: BellSouth Corporation
                                                     Commission File No.: 1-8607

Customer Facing Talking Points for CSP
AT&T / BellSouth Merger


OVERVIEW:

On March 5, 2006, Cingular's parent companies, AT&T and BellSouth, announced their intention to merge -- pending shareholder and regulatory approval.

At that time the new company, including Cingular's operations, will operate under the AT&T brand. This will create a stronger and more unified competitor in the voice, video, broadband, data, and wireless markets.

CUSTOMER TALKING POINTS:

We value you as a Cingular customer. Cingular remains committed to providing you with great products and services. This commitment, as well as our daily operations and responsibilities in support of our customers, is unchanged.

BellSouth and AT&T (then SBC) agreed to merge their wireless assets, which formed Cingular in 2000. The current proposed transaction represents a merger of their additional assets.

In the future, sometime after the merger, Cingular will market its products and services with BellSouth and AT&T under a single, unified AT&T brand. Fortune magazine just named AT&T America's Most Admired Telecommunications Company.

While it's too early to speculate on offerings following the proposed merger, our customers can expect:
      - A continued focus on quality.
      - An acceleration of the availability of combined service options and innovations.
      - Integrated, secure, high quality, competitively-priced services that will meet their needs anywhere, any time, and with data in any form.

Q&A

WHAT DOES THIS MEAN FOR OUR CUSTOMERS?

You can continue to expect the same high quality products and services.

In the future, we believe this merger will allow us to provide our customers with an even higher level of service. The combined company will have greater financial, technical, research and development, network and marketing resources to better serve consumers and large-business customers alike.


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WHY CHANGE THE BRAND?

We will be changing Cingular to the AT&T brand because it remains one of the strongest in the world - a true icon. One of our parents -- AT&T - was just named the Most Admired telecom company by Fortune magazine. When Cingular acquired AT&T Wireless, we did not acquire the rights to the brand name.

Unifying the brand will only improve our overall marketing efforts. We'll be able to get better rates from media; we'll be able to jointly market easier; we'll benefit from the marketing of the parent company. The potential lift from a unified brand will be significant from a reputation as well as a cost standpoint.

WILL AT&T ATTEMPT TO INTEGRATE BELLSOUTH AND CINGULAR AT THE SAME TIME OR IN PHASES?

The wireless assets of AT&T and BellSouth were merged as Cingular in 2000. But for any integration that involves Cingular - it's just too early to tell how this will work.

WILL I HAVE TO UPGRADE MY HANDSET OR CHANGE SERVICE BECAUSE OF THE MERGER?

No. Though future network upgrades may affect which handsets work on our wireless network, the completion of AT&T/BellSouth merger will not have an impact on our customers' handsets. We will continue to provide you with the same high quality service we do today.

WHERE CAN I GO FOR MORE INFORMATION?

Visit AT&T's online press room at http://att.sbc.com/gen/press-room?pid=7659.


NOTE: IN CONNECTION WITH THE PROPOSED MERGER, AT&T INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A JOINT PROXY STATEMENT/PROSPECTUS OF AT&T AND BELLSOUTH, AND AT&T AND BELLSOUTH WILL FILE OTHER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS TO IT) AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of the registration and joint proxy statement, when they becomes available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC's Web site (www.sec.gov). Copies of AT&T's filings may also be obtained for free from AT&T at AT&T's Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth's filings may be obtained without charge from BellSouth at BellSouth's Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T's directors and executive officers is available in AT&T's 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T's proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth's directors and executive officers is available in BellSouth's 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth's proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

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CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T's, BellSouth's, and Cingular Wireless LLC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.